October 10, 2007

Via Telefax (202) 551-3790
Ms. Janice McGuirk
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

RE:          Royal Spring Water, Inc. (“the Company”)
Amendment No. 6 to Registration Statement on
Form SB-2
Filed September 27, 2007
File No. 333-136850

Dear Ms. McGuirk:

We are in receipt of your letter dated October 6, 2007 and the following sets forth our changes to same:

Selling Shareholders, page 11

1.
As previously requested in comment #3 in our letter dated September 11, 2007, the amount of shares disclosed is not consistent.  We note the number of shares being offered by the selling shareholders has been decreased to 6,338,856 but the number stated in the initial paragraph of this section still states “7,545,556”.  Please insure that the disclosure is consistent throughout.

Answer:	The Company has updated the SB-2 to indicate the number of shares being sold by the selling shareholders 6,338,856 is consistent throughout.

Products and Services, page 21

2.
As previously requested in our September 11, 2007, please expand your disclosure to include the latest material information outlined in several recent press releases, as noted on page 33.  Further, please disclose the principal terms of any material contracts.

Answer:	The Company has expanded its disclosure to include the latest material information outlined in several recent press releases as noted on page 33.

Other Regulatory

3.
Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements.  Also, please provide a currently dated consent with any amendment to the registration statement.

Answer:	The Company is aware of Item 310(g) of Regulation S-B and the need for updated financial statements. An updated consent from the auditor has been filed with this amendment.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
GREGG E. JACLIN